Exhibit 99.1
This document contains certain supplemental financial information, described in the following notes, which has been determined by methods other than Accounting Principles Generally Accepted in the USA (“GAAP”) that management uses in its analysis of the Company’s performance. The Company’s management believes these non-GAAP financial measures provide information useful to investors in understanding the underlying operational performance of the Company, its business and performance trends and facilitates comparisons with the performance of others in the financial services industry.
Supplemental Performance Measurements — Average Tangible Assets, Average Tangible Equity and Tangible Book Value.
The information below provides specific definition of non-GAAP measurements utilized in our overview schedule under the financial summary section of Item 2. — Management’s Discussion and Analysis of Financial Condition and Results of Operations.
Return on average tangible assets and return on average tangible equity are computed, on an annualized basis, as follows:
Return on average tangible assets is computed by dividing net income, as reported plus amortization of identifiable intangible assets, net of taxes by average total assets less average goodwill and average identifiable intangible assets.
Return on average tangible equity is computed by dividing net income, as reported plus amortization of identifiable intangible assets, net of taxes by average total stockholders’ equity less average goodwill and average identifiable intangible assets.

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
(dollars in thousands)	2006	2005	2006	2005
Net Income, as Reported	$220,817	$242,066	$430,945	$501,101
Add: Amortization of Identifiable Intangible Assets, Net of Taxes	5,936	5,937	11,784	11,873

Net Income, as Adjusted	$226,753	$248,003	$442,729	$512,974

Average Assets	$58,400,693	$61,480,463	$57,890,605	$60,847,191
Less: Average Goodwill	5,918,116	5,886,175	5,918,116	5,883,049
Less: Average Identifiable Intangible Assets	101,848	138,033	106,271	142,789

Average Tangible Assets	$52,380,729	$55,456,255	$51,866,218	$54,821,353

Average Stockholders’ Equity	$9,044,461	$9,170,671	$9,008,184	$9,094,438
Less: Average Goodwill	5,918,116	5,886,175	5,918,116	5,883,049
Less: Average Identifiable Intangible Assets	101,848	138,033	106,271	142,789

Average Tangible Equity	$3,024,497	$3,146,463	$2,983,797	$3,068,600

Return on Average Tangible Assets	1.74%	1.79%	1.72%	1.89%
Return on Average Tangible Equity	30.07	31.61	29.92	33.71
TANGIBLE BOOK VALUE
Tangible book value is calculated by dividing period end stockholders’ equity, less period end goodwill and identifiable intangible assets, by period end shares outstanding.

	June 30,	June 30,
(In thousands, except per share amounts)	2006	2005
Period End Stockholders’ Equity Inclusive of Unrealized Gain/(Loss) on Securities Available-for-Sale	$9,062,577	$9,216,280
Less: Goodwill and Identifiable Intangible Assets	6,014,489	6,020,663

Period End Stockholders’ Equity Less Intangible Assets	$3,048,088	$3,195,617

End of Period Shares Outstanding	465,747	478,584

Tangible Book Value	$6.54	$6.68

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